UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Cryoport, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

229050 125

(CUSIP Number of Class of Securities)

Robert Stefanovich

Chief Financial Officer

17305 Daimler Street

Irvine, CA 92614

(949) 470-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

__________________________

Copy to:

Anthony Ippolito, Esq.

Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626

(714) 427-7000

__________________________

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$10,730,000	$1,335.89

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the issuer to holders of its $3.57 original warrants to exchange up to 2,000,000 of such original warrants for an equal number of $3.00 new warrants of the issuer, conditioned upon the immediate exercise of such new warrants. The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that 2,000,000 outstanding original warrants are tendered in the offer, and was determined using $5.365 per original warrant, which represents the average of the high and low sales price of the issuer’s original warrants on December 27, 2017, as reported by the NASDAQ Capital Market.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction valuation multiplied by .0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Cryoport, Inc., a Nevada corporation (the “Company”), in connection with the Company’s offer (the “Offer”) to holders of the Company’s outstanding warrants to purchase one share of common stock at an exercise price of $3.57 per share (the “Original Warrants”) to exchange up to 2,000,000 of such Original Warrants for an equal number of warrants to purchase one share of common stock at an exercise price of $3.00 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants. The Offer is being made upon the terms and subject to the conditions set forth in the offer letter/prospectus, dated January 2, 2018 (as it may be amended and/or supplemented from time to time, the “Offer Letter/Prospectus”), which forms part of the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 2, 2018 (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are Exhibits (a)(4)(A) and (a)(1)(A) hereto, respectively.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Offer Letter/Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the SEC’s website at www.sec.gov or on our web site at www.cryoport.com.

Item 1.                 SUMMARY TERM SHEET.

The information set forth in the Offer Letter/Prospectus in the section entitled “Prospectus Summary—The Exchange Offer” is incorporated herein by reference.

Item 2.                 SUBJECT COMPANY INFORMATION.

(a)	The name of the subject company (issuer) and filing person (offeror) is Cryoport, Inc., a Nevada corporation. The address and telephone number of its principal executive offices are 17305 Daimler Street, Irvine, CA 92614, Attn: Robert Stefanovich, telephone number (949) 470-2300.

(b)	The subject class of securities is the Company’s warrants to purchase shares of the Company’s common stock at an exercise price of $3.57 issued (i) in July 2015 in connection with the Company’s registered public offering of 2,090,750 units (each unit consisting of one share of the Company’s common stock and one Original Warrant) (the “Public Original Warrants”), and (ii) in January 2016 in connection with the mandatory exchange of all of the Company’s outstanding Class A Convertible Preferred Stock and Class B Convertible Preferred Stock into 4,977,038 units (each unit consisting of one share of the Company’s common stock and one Original Warrant) (the “Private Original Warrants”). The Original Warrants were exercisable upon issuance and expire on July 29, 2020. As of January 2, 2018, the Company had 3,836,793 Original Warrants outstanding, comprised of 1,401,101 Public Original Warrants and 2,435,692 Private Original Warrants.

(c)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Trading Market and Price Range of Original Warrants, New Warrants and Common Stock” is incorporated herein by reference.

Item 3.                 IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 17305 Daimler Street, Irvine, CA 92614, telephone number (949) 470-2300. The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Interests of Directors and Executive Directors in the Offer” is incorporated herein by reference.

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Item 4.                 TERMS OF THE TRANSACTION.

(a)	The information set forth in the Offer Letter/Prospectus in the sections entitled “Prospectus Summary—The Exchange Offer,” “The Exchange Offer” and “Material U.S. Federal Income Tax Considerations” are incorporated herein by reference.

(b)	Jerrell W. Shelton, Chairman, President and Chief Executive of the Company, holds 80,558 Original Warrants (representing approximately 2.1% of the outstanding Original Warrants) and Dr. Robert Hariri, a director of the Company, holds 15,300 Original Warrants (representing less than 1% of the outstanding Original Warrants). Mr. Shelton and Dr. Hariri are eligible to participate in the Offer on the same terms and conditions as the other holders of the Original Warrants. On January 2, 2018, the Company entered into a letter agreement with each of Mr. Shelton and Dr. Hariri pursuant to which each agreed not to participate in the Offer. See Item 5 below and the information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Interests of Directors and Executive Directors in the Offer,” which is incorporated herein by reference.

Item 5.                 PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)

On January 2, 2018, the Company entered into a letter agreement with each of Mr. Shelton and Dr. Hariri pursuant to which each agreed not to participate in the Offer. Such letter agreements are Exhibit (d)(1) and Exhibit (d)(2), respectively, to this Schedule TO.

In connection with the issuance of the Original Warrants, on July 29, 2015, the Company entered into a warrant agreement (the “Original Warrant Agreement”) with Continental Stock Transfer & Trust Company, a New York corporation (“Continental”), to appoint Continental as the warrant agent for the Original Warrants. The Original Warrant Agreement (including the form of Original Warrant certificate) is Exhibit (d)(3) to this Schedule TO. In connection with the Offer, the Company has also engaged Continental as the depositary with respect to the Offer. Continental will receive reasonable and customary compensation for its services in connection with the Offer.

Item 6.                 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Purposes of the Offer and Use of Proceeds; Plans or Proposals” is incorporated herein by reference.

(b)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Purposes of the Offer and Use of Proceeds; Plans or Proposals” is incorporated herein by reference.

(c)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Purposes of the Offer and Use of Proceeds; Plans or Proposals” is incorporated herein by reference.

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Item 7.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.                 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Interests of Directors and Executive Directors in the Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Transactions and Agreements Concerning Original Warrants” is incorporated herein by reference.

Item 9.                 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.               FINANCIAL STATEMENTS.

(a)	Incorporated herein by reference are (i) the Company’s consolidated financial statements as of December 31, 2016 and March 31, 2016 and the nine-month transition period ended December 31, 2016 and for the year ended March 31, 2016 that were filed with the Company’s Transition Report on Form 10-K for the nine months ended December 31, 2016, as filed with the SEC on March 13, 2017 (the “Form 10-K”) and (ii) the Company’s unaudited consolidated interim financial information and notes thereto for the quarterly period ended September 30, 2017 that were filed with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 on November 2, 2017 (the “Form 10-Q”). The Form 10-K and Form 10-Q are available for review on the SEC’s website at www.sec.gov or on our web site at www.cryoport.com.

(b)	The pro forma information set forth in the Offer Letter/Prospectus in Annex B is incorporated herein by reference.

Item 11.               ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	The information set forth in the Offer Letter/Prospectus and the related letter of transmittal, which are Exhibits (a)(4)(A) and (a)(1)(A) hereto, respectively, are incorporated herein by reference.

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Item 12.               EXHIBITS.

The following are exhibits to this Schedule TO:

(a)	(1)(A) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(1)(B) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(1)(C) Form of Letter to Warrantholders of Record (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(1)(D) Form of Letter to Brokers and Other Nominee Holders (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(1)(E) Form of Letter to Clients of Brokers and other Nominee Holders (incorporated by reference to Exhibit 99.5 of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(4)(A) Offer Letter/Prospectus, dated January 2, 2018 (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(5)(A) Form of New Warrants issued in connection with the Offer (incorporated by reference to Annex A of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

(b)	Not applicable.

(d)	(1) Letter Agreement, dated January 2, 2018, by and between the Company and Jerrell W. Shelton.

(2) Letter Agreement, dated January 2, 2018, by and between the Company and Dr. Robert Hariri.

(3) Form of Warrant Agreement relating to the Original Warrants (including the Form of Original Warrant certificate issued in connection with public offering of Units), by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 of the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on June 22, 2015).

(g)	None.

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(h)	Legal Opinion of Snell & Wilmer L.L.P. as to certain tax matters (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on January 2, 2018).

Item 13.               INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
	Name:	Robert Stefanovich
	Title:	Chief Financial Officer

Date: January 2, 2018